CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended
	March 31,
(Dollars in thousands)	2015	2014
Basic Earnings Per Share
Net income	$1,342	$1,416
Weighted average common shares	2,739,405	2,736,634

Basic Earnings Per Share	$0.49	$0.52

Diluted Earnings Per Share
Net income	$1,342	$1,416
Weighted average common shares	2,739,405	2,736,634
Weighted average effect of assumed stock options	2,588	2,764

Total	2,741,993	2,739,398

Diluted Earnings Per Share	$0.49	$0.52